

Formation



03037643

03 NOV 24   7:2

Formation Announces $8 Million Financing

Vancouver, B.C., November 7, 2003, Formation Capital Corporation (Formation, FCO-TSX) (the "Company") announces the engagement of Jennings Capital Inc., as lead agent, Desjardins Securities and Dominick & Dominick Securities Inc., to complete a private placement to qualified investors of up to 32,000,000 Units of the Company at a price of $0.25 per Unit. Each Unit will be comprised of one common share and one half common share purchase warrant, each whole common share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.50 per share for a period of two years from the date of closing of the private placement.

The Company will pay a 6% cash commission to the agents, and issue agents warrants equal to 6% of the number of Units sold under the private placement.

The private placement and payments under the engagement are subject to regulatory approval. Proceeds from the private placement will be used to continue the advancement of the Company's Idaho Cobalt Project, its Big Creek Hydrometallurgical Complex and associated Silver Refinery Facility, and for working capital.

The permitted Hydrometallurgical Complex, located some 200 miles north of the Company's 100% owned Idaho Cobalt Project, collectively refers to the 36,000 square foot hydrometallurgical plant, the 24,000 square foot alkaline leach plant, tailings pond, storage structures and the surrounding land. The Silver Refinery portion of the Complex is currently designed to refine up to 10 million ounces silver and 50 thousand ounces gold annually.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The project is in the mine permitting stage of development. The U.S.A. is the largest world consumer of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: www.formcap.com

COBALT   ... THE ESSENTIAL ELEMENT